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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. __________) *

                              SKECHERS U.S.A., INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                              --------------------
                         (Title of Class of Securities)

                                   830566 10 5
                                   -----------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
              Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [ ]   Rule 13d-1(c)
         [X]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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--------------------------------------------------------------------------------
CUSIP NO.  830566 10 5                  13G                   PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Robert Greenberg
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (A)   [ ]
         Inapplicable                                             (B)   [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

                         5    SOLE VOTING POWER
      NUMBER OF
       SHARES                 0
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY           6    SHARED VOTING POWER
        EACH
      REPORTING               17,779,198
       PERSON           --------------------------------------------------------
        WITH             7    SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              17,779,198
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,779,198 Shares of Class B Common Stock convertible at any time on request of the stockholder on a share for share basis to Class A Common Stock
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                              [ ]

         Inapplicable
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


         50.2%
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------



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--------------------------------------------------------------------------------
CUSIP NO.  830566 10 5                     13G               PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Susan Greenberg
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (A)   [ ]
         Inapplicable                                              (B)   [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

                         5    SOLE VOTING POWER
      NUMBER OF
       SHARES                 0
    BENEFICIALLY         -------------------------------------------------------
      OWNED BY           6    SHARED VOTING POWER
        EACH
      REPORTING               17,779,198
       PERSON            -------------------------------------------------------
        WITH             7    SOLE DISPOSITIVE POWER

                              0
                         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              17,779,198
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,779,198 Shares of Class B Common Stock convertible at any time on request of the stockholder on a share for share basis to
         Class A Common Stock
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                [ ]

         Inapplicable
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         50.2%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
CUSIP NO.  830566 10 5                      13G               PAGE 4 OF 7 PAGES
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         The Greenberg Family Trust
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A)  [ ]
         Inapplicable                                                  (B)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------

                         5    SOLE VOTING POWER
      NUMBER OF
       SHARES                 17,079,198
    BENEFICIALLY         -------------------------------------------------------
      OWNED BY           6    SHARED VOTING POWER
        EACH
      REPORTING               0
       PERSON            -------------------------------------------------------
        WITH             7    SOLE DISPOSITIVE POWER

                              17,079,198

                         8    SHARED DISPOSITIVE POWER
                         -------------------------------------------------------
                              0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,079,198 Shares of Class B Common Stock convertible at any time on request of the stockholder on a share for share basis to Class A Common Stock
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

         Inapplicable
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         48.2%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)

         OO
--------------------------------------------------------------------------------


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ITEM 1.

     (A)  NAME OF ISSUER -Skechers U.S.A., Inc.
     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES -
          228 Manhattan Beach Blvd., Manhattan Beach, California. 90266.

ITEM 2.

     (A) NAMES OF PERSON FILING -Robert Greenberg, Susan Greenberg and the Greenberg Family Trust
     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE -
          228 Manhattan Beach Blvd., Manhattan Beach, California.
     (C)  CITIZENSHIP -
          Each person filing this Schedule 13G is a citizen of the United States or a trust organized in the United States
     (D)  TITLE OF CLASS OF SECURITIES - Common Stock
     (E)  CUSIP NUMBER - 830566 10 5

ITEM 3.

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act
     (b)  [ ] Bank as defined in section 3(a)(6) of the Act
     (c)  [ ] Insurance Company as defined in section 3(a)(19) of the act
     (d) [ ] Investment Company registered under section 8 of the Investment Company Act
     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-l(b)(l)(ii)(F)
     (g) [ ] Parent Holding Company, in accordance with ss.240.13d-l(b)(ii)(G) (Note: See Item 7)
     (h)  [ ] Group, in accordance with ss.240.13d-l(b)(l)(ii)(J)

ITEM 4. OWNERSHIP

(A) AMOUNT BENEFICIALLY OWNED - Mr. and Mrs. Greenberg own 700,000 shares directly. Mr. Greenberg serves as co-trustee of the Greenberg Family Trust, which owns 17,079,198 shares that may be deemed to be beneficially owned by Mr. Greenberg as a result of his position as co-trustee of the Greenberg Family Trust. Mrs. Greenberg serves as co-trustee of the Greenberg Family Trust, which owns 17,079,198 shares that may be deemed to be beneficially owned by Mrs. Greenberg as a result of her position as co-trustee of the Greenberg Family Trust. The Greenberg Family Trust beneficially and directly owns 17,079,198 shares.

(B) PERCENT OF CLASS - The shares beneficially owned in the aggregate by Mr. Greenberg represent approximately 50.2% of such class. The shares beneficially owned in the aggregate by Mrs. Greenberg represent approximately 50.2% of such class. The shares beneficially owned in the aggregate by the Greenberg Family Trust represent approximately 48.2% of such class.

(C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE -
           Robert Greenberg - 0
           Susan Greenberg - 0
           The Greenberg Family Trust - 17,079,198
     (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE -
           Robert Greenberg -17,779,198
           Susan Greenberg - 17,779,198
           The Greenberg Family Trust - 0
     (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF - Robert Greenberg - 0
           Susan Greenberg - 0
           The Greenberg Family Trust - 17,079,198
     (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF - Robert Greenberg - 17,779,198
           Susan Greenberg - 17,779,198
           The Greenberg Family Trust - 0


                                       5
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ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS

     If this Statement is being filed to report the fact that as of the date hereof the reporting person has chosen to be the beneficial owner of more than five percent of the class of security, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON

     Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Inapplicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Inapplicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Inapplicable.

ITEM 10. CERTIFICATION

     Inapplicable.




                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:  February 12, 2001

                                    Signature: /s/ ROBERT GREENBERG
                                              ---------------------------------
                                    Name:     Robert Greenberg

                                    Signature: /s/ SUSAN GREENBERG
                                              ---------------------------------
                                    Name:     Susan Greenberg

                                    THE GREENBERG FAMILY TRUST


                                    Signature: /s/ ROBERT GREENBERG
                                              ---------------------------------
                                    Name:     Robert Greenberg, as Co-Trustee

                                    Signature: /s/ SUSAN GREENBERG
                                              ---------------------------------
                                    Name:     Susan Greenberg, as Co-Trustee


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



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                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

     Robert Greenberg and Susan Greenberg, individually and as Trustees of The Greenberg Family Trust agree that the Schedule 13G dated February 12, 2001 regarding Skechers U.S.A., Inc. has been filed on behalf of each of Robert Greenberg, Susan Greenberg and The Greenberg Family Trust as of February 12, 2001.





                                   Signature: /s/ ROBERT GREENBERG
                                             ---------------------------------
                                   Name:     Robert Greenberg

                                   Signature: /s/ SUSAN GREENBERG
                                             ---------------------------------
                                   Name:     Susan Greenberg

                                   THE GREENBERG FAMILY TRUST

                                   Signature: /s/ ROBERT GREENBERG
                                             ---------------------------------
                                   Name:     Robert Greenberg, as Co-Trustee

                                   Signature: /s/ SUSAN GREENBERG
                                             ---------------------------------
                                   Name:     Susan Greenberg, as Co-Trustee